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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ImageWare Systems, Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

45245S 10 8

(CUSIP Number)

Kenneth M. Socha, Esq.
Perseus 2000, L.L.C.
2099 Pennsylvania Avenue, Suite 900
Washington, D.C. 20006
(202) 452-0101

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 22, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 10 Pages

CUSIP No 45245S 10 8	SCHEDULE 13D	Page 2 of 10 Pages

1.	Name of Reporting Person:	Perseus 2000, L.L.C.
I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[x]

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization:	Delaware

Number of	7. Sole Voting Power:	1,535,093*
Shares
Beneficially	8. Shared Voting Power:	0
Owned by
Each	9. Sole Dispositive Power:	1,535,093*
Reporting
Person With	10. Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,535,093*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
	(See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11):	21.9%**

14.	Type of Reporting Person (See Instructions): OO

*     Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of Common Shares the Reporting Person could acquire assuming (i) conversion of the entire principal amount of the First Note; (ii) exercise in full of the First Warrant; and (iii) exercise in full of the Purchaser Option, conversion of the entire principal amount of the Second Note and exercise in full of the Second Warrant (each as defined herein below and subject to certain adjustments set forth in the Purchase Agreement and/or the Purchased Securities (collectively such Common Shares are sometimes referred to herein as the “Purchased Shares”) (see Items 1 and 4 below).

**     Represents the percentage obtained by dividing (i) the number of Purchased Shares by (ii) the sum of (a) the number of Common Shares outstanding as of August 6, 2002 as reported in the Company’s Quarterly Report on Form 10-QSB filed with the Commission on August 14, 2002 and (b) the number of Purchased Shares. (see footnote * above)

CUSIP No 45245S 10 8	SCHEDULE 13D	Page 3 of 10 Pages

1.	Name of Reporting Person:	Frank H. Pearl
(in capacity described herein)
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[x]

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization: British Virgin Islands

Number of	7. Sole Voting Power:
Shares
Beneficially	8. Shared Voting Power:	1,535,093*
Owned by
Each	9. Sole Dispositive Power:
Reporting
Person With	10. Shared Dispositive Power:	1,535,093*

15.	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,535,093*

16.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

17.	Percent of Class Represented by Amount in Row (11):	21.9%**

18.	Type of Reporting Person (See Instructions): IN

*     Pursuant to Rule 13d-3, Determination of Beneficial Ownership, this number represents the maximum number of Common Shares the Reporting Person could acquire assuming (i) conversion of the entire principal amount of the First Note; (ii) exercise in full of the First Warrant; and (iii) exercise in full of the Purchaser Option, conversion of the entire principal amount of the Second Note and exercise in full of the Second Warrant (each as defined herein below and subject to certain adjustments set forth in the Purchase Agreement and/or the Purchased Securities (collectively such Common Shares are sometimes referred to herein as the “Purchased Shares”) (see Items 1 and 4 below).

**     Represents the percentage obtained by dividing (i) the number of Purchased Shares by (ii) the sum of (a) the number of Common Shares outstanding as of August 6, 2002 as reported in the Company’s Quarterly Report on Form 10-QSB filed with the Commission on August 14, 2002 and (b) the number of Purchased Shares. (see footnote * above)

CUSIP No 45245S 10 8	SCHEDULE 13D	Page 4 of 10 Pages

Item 1.      Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Shares”), of ImageWare Systems, Inc., a California corporation (“ImageWare” or the “Company”). The principal executive offices of ImageWare are located at 10883 Thornmint Road, San Diego, California 92127. This Statement is being filed by the Reporting Persons (as defined below) to report the acquisition by Perseus 2000, L.L.C. of securities exercisable for or convertible into more than 5% of the Common Shares of the Company, and, as a result of such acquisition, each of the Reporting Persons may be deemed the beneficial owner of more than 5% of the Common Shares of the Company.

Item 2.      Identity and Background

             (a), (b), (c) and (f). This statement on Schedule 13D is being filed on behalf of the following persons (collectively the “Reporting Persons”):

(i) Perseus 2000, L.L.C., a Delaware limited liability company (the “Purchaser”); and

(ii) Mr. Frank H. Pearl (“Mr. Pearl”).

             The Purchaser was formed to engage in the acquiring, holding and disposing of investments in various businesses.

             Mr. Pearl is the Chairman of Perseus, L.L.C., a Delaware limited liability company. Mr. Pearl controls Perseus, L.L.C., which was formed to engage in the acquiring, holding, disposing and management of various forms of investments in various businesses, and which, through certain subsidiary entities, controls the Purchaser. Mr. Pearl is a United States citizen. Mr. Pearl has been included as a Reporting Person in this Statement solely because of his control of the Purchaser.

             The business address of the Purchaser and Mr. Pearl is 2099 Pennsylvania Avenue, N.W., Suite 900, Washington, DC 20006.

             (d)      During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e)      During the last five years, neither Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

CUSIP No 45245S 10 8	SCHEDULE 13D	Page 5 of 10 Pages

Item 3.      Source and Amount of Funds or Other Consideration

     The source of the $2,000,000 purchase price for the First Note, First Warrant and Purchaser Option (each as defined below) was capital contributions from the members of the Purchaser (see Item 4 below).

Item 4.      Purpose of Transaction

                 Except as disclosed herein, the Reporting Persons have acquired the First Note, First Warrant and Purchaser Option (each as defined below) and are holding them for investment purposes only.

                 Pursuant to a Note and Warrant Purchase Agreement, dated as of May 22, 2002 (the “Purchase Agreement,” a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein), by and between the Company and the Purchaser, the Company sold to the Purchaser, and the Purchaser acquired from the Company, (i) a Senior Secured Convertible Promissory Note with a principal amount of $2,000,000 convertible into 464,037 Common Shares (the “First Note,” a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference) and (ii) a warrant exercisable for 150,000 Common Shares at a price of $4.74 per share (the “First Warrant,” a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), along with (iii) an option (the “Purchaser Option”), exercisable at the sole discretion of the Purchaser at any time on or prior to May 22, 2003, for the purchase of (x) an additional Senior Secured Convertible Promissory Note with a principal amount of up to $3,000,000, which would be convertible into the number of Common Shares obtained by dividing the principal amount of such note by $4.31 (the “Second Note”) and (y) an additional warrant which, depending upon the principal amount of the Second Note, would be exercisable for up to 225,000 additional Common Shares at a price of $4.74 per share (the “Second Warrant,” and collectively with the First Note, First Warrant and Second Note, the “Purchased Securities”).

                 The aggregate purchase price for the First Note, the First Warrant and the Purchaser Option was $2,000,000. If the Purchaser Option is exercised in full, the aggregate purchase price for the Second Note and the Second Warrant will be $3,000,000.

                 The Company has the right to pay 28% of any interest payable under the First Note (and if issued, any Second Note) through the issuance of one or more additional Senior Secured Convertible Promissory Notes (each, an “Additional Note”) with terms substantially identical to those of the note under which such interest accrued.

                 The actual number of shares acquirable upon conversion or exercise of the Purchased Securities, and the actual conversion and exercise prices thereof, are subject to

CUSIP No 45245S 10 8	SCHEDULE 13D	Page 6 of 10 Pages

certain adjustments that could result in a substantial increase in the number of Purchased Securities and a substantial reduction in such conversion and exercise prices. The First Note contains, and any Second Note or Additional Note upon its issuance will contain, provisions providing the Purchaser with full ratchet antidilution protection in the event of certain issuances or deemed issuances of Common Shares by the Company at a price per share below the conversion price in the First and Second Notes. The First Warrant contains, and any Second Warrant upon its issuance will contain, provisions providing the Purchaser with weighted-average antidilution protection in the event of certain issuances or deemed issuances of Common Shares by the Company at a price per share below the exercise price in the First and Second Warrants. (See Exhibits 2 and 3 hereto).

                       Pursuant to the terms of the Purchase Agreement, the Purchaser may, at its sole discretion, either (i) select one representative (the “Board Observer”) of its choice to attend all meetings of the Board of Directors of the Company in a nonvoting capacity, or, (ii) in lieu of the Board Observer, cause the Board of Directors of the Company to appoint one director designated by the Purchaser to the Board of Directors of Company in accordance with the provisions of the Company’s Bylaws.

                       As security for the Company’s obligations under the Purchase Agreement, including under the First Note and, if issued, the Second Note, the Company and the Purchaser entered into a Pledge and Security Agreement, dated as May 22, 2002 (the “Pledge and Security Agreement,” a copy of which is attached hereto as Exhibit 5 and incorporated by reference herein), pursuant to which the Company granted to Perseus a first priority security interest in all of the Company’s assets and properties, including, but not limited to, all outstanding shares of capital stock of each of its United States subsidiaries and 66 2/3% of the shares of capital stock of each of its foreign subsidiaries. Additionally, the Company’s subsidiary, ImageWare Systems ID Group, Inc., entered into a similar security agreement with the Purchaser, granting a first priority security interest in all of its assets and properties as well as guaranteeing performance of the Company’s obligations under the Purchase Agreement.

                       The foregoing summary is qualified in its entirety by reference to the actual Purchase Agreement, and the forms of each of the Note, the Warrant and the Pledge and Security Agreement attached hereto as Exhibits.

                       Depending upon the Purchaser’s evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, the market value of the Common Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), the Purchaser may from time to time exercise its rights to acquire some or all of the Purchased Shares or purchase additional Common Shares or other securities of the Company, dispose of all or a portion of any of the Purchased Shares or other Common Shares acquired, or cease to acquire or purchase any Common Shares or other securities of the Company. Any purchase of Common Shares or other securities of the Company (other than acquisitions of the Purchased Shares) may be in open market or privately negotiated transactions or otherwise. The Company and the Purchaser have discussed and are likely to continue to discuss the

CUSIP No 45245S 10 8	SCHEDULE 13D	Page 7 of 10 Pages

possibility of one or more further investments by the Purchaser in the Company. Depending upon market conditions at the time of any such further investment, such investment could be on terms that trigger the antidilution provisions in the Purchased Securities described above.

                       The Reporting Persons plan to work closely with the Company to identify strategic opportunities for the Company’s growth as the security technology industry undergoes consolidation. The Reporting Persons have had conversations with the Company concerning the possibility of an acquisition by the Company of certain other companies in the security technology industry, and the possibility of pursuing a merger, reorganization, consolidation or other business combination transaction involving the Company and such companies. Perseus has investments in other companies in the security technology industry, and the possible acquisitions and combination transactions discussed by the Company and the Reporting Persons could involve one or more of such companies. The Purchaser may make an additional investment in the Company in connection with any such business combination and, if such business combination involves another company in which the Purchaser has an interest, the Purchaser would likely receive an additional interest in the Company in consideration of its interest in such other company.

                       Except as described herein, neither of the Reporting Persons has formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

           (a)      As described above, on May 22, 2002, the Company sold to the Purchaser, and the Purchaser purchased from the Company, the First Note, First Warrant and Purchaser Option, which are convertible into or exercisable for, in the aggregate, up to 1,535,093 Common Shares (subject to adjustment as set forth therein (see Item 4 above and Exhibits 1, 2 and 3 hereof)).

                       Accordingly, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,535,093 Common Shares, which, based on calculations made in accordance with Rule 13d-3 and (excluding the Purchased Shares) there being 5,485,612 Common Shares outstanding on August 6, 2002 as disclosed by the Company in its Quarterly Report in Form 10-QSB filed with the Commission on August 14, 2002, represents approximately 21.9% of the outstanding Common Shares.

           (b)      (i)  The Purchaser may be deemed to have sole power to direct the voting and disposition of the 1,535,093 Common Shares beneficially owned by the Purchaser.

                      (ii)  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement, Mr. Pearl may be deemed to have the

CUSIP No 45245S 10 8	SCHEDULE 13D	Page 8 of 10 Pages

power to direct the voting and disposition of the 1,535,093 Common Shares beneficially owned by the Purchaser.

           (c)      No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any Common Shares or has effected any transaction in Common Shares during the preceding 60 days.

           (d)      The members of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Purchased Shares (or Purchased Securities) held for the account of the Purchaser in accordance with their membership interests in the Purchaser.

           (e)      Paragraph (e) of Item 5 of Schedule 13D is not applicable to this filing.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 In connection with the Company’s sale to the Purchaser, and the Purchaser’s purchase from the Company, of the Purchased Securities pursuant to the Purchase Agreement, the Company and Purchaser entered into a Registration Rights Agreement, dated as of May 22, 2002 (the “Registration Rights Agreement,” a copy of which is attached hereto as Exhibit 4 and incorporated by reference herein), pursuant to which the Company granted to the Purchaser certain registration rights whereby the Purchaser may, subject to certain limitations, request that the Company register the Common Shares.

                 On September 23, 2002, the Company issued to Purchaser a Demand Promissory Note with a principal amount of $500,000 and an interest rate of 12.5%.

                 Except as described in this Schedule 13D, as set forth in the Purchase Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, and as set forth in the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, to the best knowledge of each Reporting Person, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No 45245S 10 8	SCHEDULE 13D	Page 9 of 10 Pages

Item 7.      Material to be Filed as Exhibits

     Exhibit 1.      Note and Warrant Purchase Agreement, dated as of May 22, 2002, by and between the Company and the Purchaser (without exhibits).

     Exhibit 2.      Form of Senior Secured Convertible Promissory Note issued by the Company to the Purchaser.

     Exhibit 3.      Form of Warrant to Purchase Common Shares of the Company issued by the Company to the Purchaser.

     Exhibit 4.      Registration Rights Agreement, dated as May 22, 2002, by and between the Company and the Purchaser.

     Exhibit 5.      Pledge and Security Agreement, dated as May 22, 2002, by and between the Company and the Purchaser (without exhibits).

     Exhibit 6.      Joint Filing Agreement, dated as of September 23, 2002, by and between the Purchaser and Mr. Pearl.

CUSIP No 45245S 10 8	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FRANK H. PEARL

Date: September 23, 2002		/s/ FRANK H. PEARL
Name: Frank H. Pearl

PERSEUS 2000, L.L.C.

	By:	/s/ KENNETH M. SOCHA
Date: September 23, 2002		Name: Kenneth M. Socha
Title: Senior Managing Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)